Stem Holdings, Inc.

2201 NW Corporate Blvd.

Suite 205

Boca Raton, FL 33431

April 5, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ada D. Sarmento

Re:	Stem Holdings, Inc.
Fifth Amendment to Registration Statement on Form S-1
Filed March 10, 2021
File No. 333-251897

Ladies and Gentlemen:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated April 2, 2021 addressed to Mr. Adam Berk, the Company’s Chief Executive Officer, with respect to the Company’s filing of the document indicated above.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. The Company has amended the registration statement consistent with this response.

Amendment No. 5 to Registration Statement on Form S-1

Selling Stockholders, page 51

1.	Your cover page indicates that the 20 million warrants were part of a unit offering that has terminated following the sale of 20 million units. As such, it appears that you are now registering the warrants and the underlying common shares on behalf of selling shareholders who purchased those units. Accordingly, please revise the selling stockholder table to disclose the number of warrants and warrant shares owned by each selling stockholder prior to the offering and the number of warrants and warrant shares to be offered by each selling stockholder in the offering, or advise.

COMPANY RESPONSE

We have amended the Cover Page to reflect the registration of the Warrants and shares underlying the Warrants as “Selling Shareholder” shares. We have revised the Selling Shareholder Table to include the shares underlying the Warrants as Selling Shareholder shares.

2.	With respect to the shares and warrants to be offered for resale by each selling stockholder that is a legal entity, please disclose the natural person or persons who have voting and investment control of the shares to be offered for resale by that selling stockholder. Refer to Question 140.02 of the Regulation S-K Compliance & Disclosure Interpretations.

COMPANY RESPONSE

We have added a column on the Selling Shareholder table to reflect the beneficial owner of all shares held in an entity name.

Item 15. Recent Sales of Unregistered Securities, page II-1

3.	The information in this section is provided through September 30, 2020. Please update this section accordingly. Refer to Item 701 of Regulation S-K.

COMPANY RESPONSE

We have updated the Table to include the sales of all unregistered shares through April 1, 2021.

We have amended our disclosure in Amendment No. 6 to incorporate these details.

On behalf of the Company, we acknowledge that:

● should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

● the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

● the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Stem Holdings, Inc.

By:	/s/ Adam Berk
Adam Berk
Chief Executive Officer

cc: Robert L. B. Diener, Esq.